October 6, 1998

                 TO:  OXFORD RESIDENTIAL PROPERTIES I LTD PARTNERS

         SUBJECT: EXTENDED OFFER! NOW EXPIRES OCTOBER 30, 1998 INCREASED OFFER! PURCHASE PRICE NOW $475 PER UNIT

Dear Fellow Limited Partner:

         As you are aware, the Purchasers had previously filed an offer to purchase your units for $425 which was to expire on September 30, 1998. To date, we have received the tender of 153 units. We were surprised at the low volume of responses given the fact that our offer represents the highest price publicly offered to investors and that 20% of the partnership's units were purchased by an affiliate of the general partner in a prior tender offer at $332 per unit. Some investors have called and explained that if our offer was slightly higher they would be tempted to accept our offer. Therefore, in response to those investors we have increased our purchase price to $475 per unit. Investors who have already returned their transmittal form, and have not sent in a withdrawal, will receive $475 per unit instead of the originally offered $425.

         MPI believes that now may be the right time for some partners to sell their units. While the Purchasers' offer inherently implies that they believe that the unit net asset value is in excess of its purchase price, its outlook from this point forward may be very different than that of an original investor. Distributions to date have totaled $223 per Unit, which equates to an average annual return of only 1.7%, and are expected to be paid in the future at a rate of 3% per year according to the General Partner. In addition, the MPI offer represents a guaranteed cash payment now, which provides cash that can be reinvested by the seller in the investment vehicle of his choice. There has been only a vague suggestion that the partnership will wind up or that any significant capital payout is likely to occur in the near term.

         The Purchasers urge you to carefully review your present situation to see if it doesn't make sense for you to accept the Offer. Understand that the Purchasers intend to make money by virtue of this purchase. But, at the same time, the Purchasers may be better prepared to hold the course and are not concerned with the potential long-term wait before the partnership has a final liquidation. We believe that it is significant that the general partner has made no guarantee that the partnership will liquidate by any given date or that there will be any capital distribution at all to investors. Until a final liquidation is completed, partners will have to file tax returns based on K-1 information which can be a very expensive endeavor.

         If you decide that continuing to be subject to the poor performance and risks of Unit ownership is not economically wise for you, please accept the purchaser's offer as made herewith. After carefully reading the enclosed Offer, if you elect to tender your Units, telecopy and/or mail (using the enclosed pre-addressed, postage paid envelope) a duly completed and executed copy of the light blue Letter of Transmittal and Change of Address forms, and any other documents required by the Letter of Transmittal, to the Depository for the Offer at:
                            MacKenzie Patterson, Inc.
                               1640 School Street
                            Moraga, California 94556
                            Telecopy: (925) 631-9119

                     If you have any questions or need assistance, please call the Depository at (800) 854-8357.


              This Offer expires (unless extended) October 30, 1998